# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: MOZAYYX Acquisition Corp., CIK 0002097376
CUSIP: G63113123
Title of class of securities: Equity Units
Address of issuer's principal executive offices: 111 CONGRESS AVE, SUITE 1200, Austin, Texas (TX), 78701
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001491072

## Reporting persons
- Anson Funds Management LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Texas (TX); sole voting power 0; shared voting power 2,450,000; sole dispositive power 0; shared dispositive power 2,450,000; aggregate amount beneficially owned 2,450,000 (8.2% of the class)
- Anson Management GP LLC: type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Texas (TX); sole voting power 0; shared voting power 2,450,000; sole dispositive power 0; shared dispositive power 2,450,000; aggregate amount beneficially owned 2,450,000 (8.2% of the class)
- Tony Moore: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 2,450,000; sole dispositive power 0; shared dispositive power 2,450,000; aggregate amount beneficially owned 2,450,000 (8.2% of the class)
- Anson Advisors Inc.: type of reporting person: non-U.S. institution (FI), corporation (CO); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 0; shared voting power 2,450,000; sole dispositive power 0; shared dispositive power 2,450,000; aggregate amount beneficially owned 2,450,000 (8.2% of the class)
- Amin Nathoo: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 0; shared voting power 2,450,000; sole dispositive power 0; shared dispositive power 2,450,000; aggregate amount beneficially owned 2,450,000 (8.2% of the class)
- Moez Kassam: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 0; shared voting power 2,450,000; sole dispositive power 0; shared dispositive power 2,450,000; aggregate amount beneficially owned 2,450,000 (8.2% of the class)

## Item 1. Issuer
Name of issuer: MOZAYYX Acquisition Corp.
Address of issuer's principal executive offices: 111 CONGRESS AVE, SUITE 1200, AUSTIN, TX, 78701

## Item 2. Person Filing
Name of person filing: Anson Funds Management LP, Anson Management GP LLC, Mr. Tony Moore, Anson Advisors Inc., Mr. Amin Nathoo and Mr. Moez Kassam
Address of principal business office or, if none, residence:
For Anson Funds Management LP, Anson Management GP LLC and Mr. Moore:
16000 Dallas Parkway, Suite 800
Dallas, Texas 75248

For Anson Advisors Inc., Mr. Nathoo and Mr. Kassam:
181 Bay Street, Suite 4200 Toronto, ON
M5J 2T3
Citizenship: Anson Funds Management LP is a limited partnership organized under the laws of the State of Texas. Anson Management GP LLC is a limited liability company organized under the laws of the State of Texas. Mr. Moore is a United States citizen. Anson Advisors Inc. is a corporation organized under the laws of Ontario, Canada. Mr. Nathoo and Mr. Kassam are each Canadian citizens.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), non-U.S. institution (FI), parent holding company or control person (HC)
Type of institution (non-U.S. institution) or other detail: Canadian Investment Advisor

## Item 4. Ownership
Amount beneficially owned:
This Schedule 13G (the "Schedule 13G") is being filed on behalf of Anson Funds Management LP (d/b/a Anson Funds), a Texas limited partnership, Anson Management GP LLC, a Texas limited liability company, Mr. Tony Moore, the principal of Anson Funds Management LP and Anson Management GP LLC, Anson Advisors Inc., an Ontario, Canada corporation, Mr. Amin Nathoo, a director of Anson Advisors Inc., and Mr. Moez Kassam, a director of Anson Advisors Inc., relating to Equity Units, of MOZAYYX Acquisition Corp. a Cayman Islands corporation (the "Issuer").

This Schedule 13G relates to the Equity Units of the Issuer purchased by one or more private funds to which Anson Funds Management LP and Anson Advisors Inc. serve as co-investment advisors (collectively, the "Funds"). Anson Funds Management LP and Anson Advisors Inc. serve as co-investment advisors to the Funds and may direct the vote and disposition of the 2,450,000 Equity Units held by the Funds. As the general partner of Anson Funds Management LP, Anson Management GP LLC may direct the vote and disposition of the 2,450,000 Equity Units held by the Funds. As the principal of Anson Fund Management LP and Anson Management GP LLC, Mr. Moore may direct the vote and disposition of the 2,450,000 Equity Units held by the Funds. As directors of Anson Advisors Inc., Mr. Nathoo and Mr. Kassam may each direct the vote and disposition of the 2,450,000 Equity Units held by the Funds.
Percent of class: Anson Funds Management LP, Anson Management GP LLC, Mr. Moore, Anson Advisors Inc., Mr. Nathoo and Mr. Kassam are the beneficial owners of 8.2% of the outstanding Equity Units held by Anson Funds Management LP, Anson Management GP LLC, Mr. Moore, Anson Advisors Inc., Mr. Nathoo, and Mr. Kassam. This percentage is determined by dividing 2,450,000 by 30,000,000, which is the number of Equtiy Units issued and outstanding, as reported in the Issuer's Form 8-K filed with the Securities and Exchange Commission (the "SEC") on February 27, 2026.
Sole power to vote or to direct the vote: See Section 4(a)
Shared power to vote or to direct the vote: See Section 4(a)
Sole power to dispose or to direct the disposition: See Section 4(a)
Shared power to dispose or to direct the disposition: See Section 4(a)

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See Section 4(a)

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Section 4(a)

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to Anson Advisors Inc. is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

## Signatures
- Anson Funds Management LP: /s/ Tony Moore, Tony Moore, Manager (05/15/2026)
- Anson Management GP LLC: /s/ Tony Moore, Tony Moore, Manager (05/15/2026)
- Tony Moore: /s/ Tony Moore, Tony Moore, Manager (05/15/2026)
- Anson Advisors Inc.: /s/ Amin Nathoo, Amin Nathoo, Director (05/15/2026)
- Anson Advisors Inc.: /s/ Moez Kassam, Moez Kassam, Director (05/15/2026)
- Amin Nathoo: /s/ Amin Nathoo, Amin Nathoo, Director (05/15/2026)
- Moez Kassam: /s/ Moez Kassam, Moez Kassam, Director (05/15/2026)